CAN-FITE BIOPHARMA LTD.
9/30/2013
Unaudited Pro Forma Interim Consolidated Balance Sheet	$1 = NIS 3.537

				Convenience translation
		Shares and		Into
		options issuance	Proforma data	U.S. dollars.
	September 30,		September 30,	September 30,
	2013		2013	2013
	Unaudited		Unaudited	Unaudited
	NIS in thousands	NIS in thousands	NIS in thousands	In thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	9,673	21,292	30,965	8,755
Accounts receivable	1,615		1,615	457

	11,288	21,292	32,580	9,211

NON-CURRENT ASSETS:

Property, plant and equipment, net	157		157	44

	11,445	21,292	32,737	9,256

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	2,046	1,154	3,200	905
Other accounts payable	2,502		2,502	707
Options exercisable into shares (series 6)	149		149	42
Options exercisable into shares (series 7)	159		159	45
Options exercisable into shares (series 8)	308		308	87

	5,164	1,154	6,318	1,786
NON-CURRENT LIABILITIES:
Options exercisable into shares (series 7)	-		-
Employee benefit liabilities, net	67		67	19

	5,231	1,154	6,385	1,805

EQUITY (DEFICIENCY) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	3,568	459	4,027	1,139
Share premium	250,782	16,781	267,563	75,647
Capital reserve from share-based payment transactions	15,561	159	15,720	4,444
Options exercisable into shares (series 9)	669		669	189
Options exercisable into shares (series 10)	3,178		3,178	899
Options exercisable into shares (series 11)	3,066		3,066	867
Options exercisable into shares (series 12)		2,739	2,739	774
Treasury shares	(3,628)		(3,628)	(1,026)
Adjustments arising from translating financial statements of foreign operations	(117)		(117)	(33)
Accumulated deficit	(269,371)		(269,371)	(76,158)

	3,708	20,138	23,846	6,742

Non-controlling interests	2,506		2,506	709

Total equity	6,214	20,138	26,352	7,450

	11,445	21,292	32,737	9,256